RMS



17017928

SEC
Mail Processing
Section

AUG 29 2017

Washington DC
408

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SEC FILE NUMBER
8-65200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provasi Capital Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14675 Dallas Parkway, Suite 600
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

awp

OATH OR AFFIRMATION

I, Garrett Bruce Sumner Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Provasi Capital Partners LP, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title



CHERYL Y. WASHINGTON
Notary Public, State of Texas
My Commission Expires
February 16, 2018

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


PROVASI
CAPITAL PARTNERS

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED JUNE 30, 2017

PROVASI CAPITAL PARTNERS LP

CONTENTS


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Partners
Provasi Capital Partners LP

We have audited the accompanying statement of financial condition of Provasi Capital Partners LP (Partnership) as of June 30, 2017, and the related notes to the financial statement. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Provasi Capital Partners LP as of June 30, 2017, in conformity with accounting principles generally accepted in the United States.

Moss Adams LLP

Dallas, Texas
August 24, 2017

PROVASI CAPITAL PARTNERS LP
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$ 815,824
Prepaid expenses	39,516
Concession receivable	116,655
	$ 971,995

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Commissions payable	$ 157,024
State income taxes payable	5,940
Accrued expenses	135
Due to related party	73,027
	236,126
Partners' capital	735,869
	$ 971,995

The accompanying notes are an integral part of this financial statement.

Note 1 - Summary of Significant Accounting Policies

Provasi Capital Partners LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. On October 02, 2015, the Partnership changed its name from Behringer Securities LP. The Partnership consists of a managing general partner and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. Also, the general partner will determine the amounts and the timing of any distributions. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

Concessions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA").

Substantially all of the Partnership's revenue is generated from commission income and dealer manager fees related to the sale of securities issued by affiliated Alternative Investment programs. Revenue is recognized after acceptance of orders by the affiliated entities.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that Partnership will recognize revenue when it transfers promised goods or service to customers in an amount that reflects consideration to which the Partnership expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows either full retrospective or modified retrospective adoption. The ASU will be effective commencing with Partnership's year ending June 30, 2018. The Partnership is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

PROVASI CAPITAL PARTNERS LP
Notes to the Financial Statement
June 30, 2017

Note 2- Net Capital Requirements, continued

At June 30, 2017, the Partnership had net capital of approximately $666,331 and net capital requirements of $25,000. The Partnership's ratio of aggregate indebtedness to net capital was .35 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Income Taxes

The Partnership's net income or loss is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to four years from date of filing.

Note 5 - Related Party Transactions

The Partnership and its general partner are members of a group of affiliated entities that are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership has an office and administrative services agreement with a related party which provides office space, office facilities and administrative help. The Partnership agreed to reimburse the related party $2,400,000 for such services for the year ended June 30, 2017. The Partnership also reimbursed $917,899 to the same related party for commissions paid registered representatives for the year ended June 30, 2017. The Partnership owes the related party $72,680 as of June 30, 2017 as it pertains to registered representatives commissions.

Note 6 - Concentrations

At June 30, 2017 and at various times throughout the year, the Partnership had cash balances in excess of federally insured limits. The Partnership regularly monitors the financial stability of these financial institutions and believes that the Partnership is not exposed to any significant credit risk.

Note 7 - Managements Assessment of Going Concern

As a captive broker/dealer the Partnership has not historically, and does not currently expect to generate net income or cash flow sufficient enough to cover current operating levels. The Partnership expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the dealer manager agreements. Management evaluated the significance of these conditions in relation to the Partnership's ability to meet its obligations. Stratera Holdings, LLC ("Holdings") intends to make periodic contributions to cover net losses at the Partnership as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Since 2001 the Partnership has received capital contributions from Holdings that have sustained minimum net capital requirements and covered net losses each year. Management is confident these plans alleviate substantial doubt about the entity's ability to continue as a going concern.

Note 7 - Subsequent Events

On August 23, 2017 the Partnership entered into a Capital Contribution agreement with the Holdings pursuant to which Holdings has agreed to make, and the Partnership has agreed to accept, future capital contributions in amounts to be determined in the sole discretion of Holdings.